UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Acquisition'



25 April 2006


PEARSON ENTERS TEACHER CERTIFICATION MARKET:


ACQUIRES NATIONAL EVALUATION SYTEMS,
AMERICA'S LEADING TEACHER CERTIFICATION TESTING COMPANY


Pearson, the international education and information company, today announced that it has agreed to acquire National Evaluation Systems, Inc (NES).


NES is the leading provider of customised state assessments for teacher certification in the US. It works under contract with state education agencies, developing and administering licensure tests for prospective teachers who want to enter the profession, teach a new subject or work in a new state.


NES has long-term contracts with fifteen states, customising teacher certification tests to each states' curriculum standards in more than 100 subject areas and providing approximately one million tests each year. It manages the entire testing process from research, test development and psychometrics through to test administration, processing and scoring. Its average contract length is five years and many of its contracts have lasted well over a decade. Founded in 1972, NES is based in Amherst, Massachusetts, with regional offices and scoring centres in Sacramento, California; Albany, New York; and Austin, Texas.


Teacher certification testing is a growing market, driven by the US government's requirement for 'highly qualified' teachers and by the need for new teachers to enter the profession. There are approximately three million public school teachers in the US. Approximately 2.5 million new teachers will need to be hired in the current decade, as 700,000 current teachers retire and 1.8 million are expected to leave the profession prior to retirement. On average, nearly 6% of the teacher workforce does not return for each new academic year and half of all new teachers leave the profession within five years. Emphasizing the recruitment and retention of 'highly qualified' teachers and mandating that all 'core subject' public school teachers must be certified, the US Congress allocated $3 billion per year for teacher training and development when it reauthorized the Elementary and Secondary Education Act which includes the provisions of No Child Left Behind.


NES had sales of $73m in 2005 and gross assets of $16m at the year end. Pearson expects the acquisition to enhance adjusted earnings per share and return on invested capital from 2007, its first full year. It expects the acquisition to be earnings neutral in 2006, including integration costs.


As part of Pearson, NES will operate alongside Pearson Educational Measurement, the US market leader in student assessment and testing. Pearson has long-term contracts with more than 20 states to develop, administer, score and report the results of student assessments against state curriculum standards, and works with the US Department of Education to deliver the National Assessment of Educational Progress ('The Nation's Report Card'). Pearson is also a leader in assessing and certifying professional people through its international professional testing business, Pearson VUE.


Steve Dowling, President of Pearson's School companies, said:


"The teacher is the key to student learning. This move into teacher certification testing is a natural fit with our existing School testing capabilities and takes us into another growth market. Pearson's focus is all about improving student achievement, and helping states to identify and certify qualified teachers and providing teachers with services to get certified is at the core of that goal. NES is a pioneer in this field and has talented leadership and employees who will be great assets to Pearson."


Dr. William Gorth, President and CEO of NES, said:


"We are excited to join Pearson, which has outstanding assets in education and the resources to grow the business."

ENDS

Further information


Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln: +44 (0)20 7010 2310 Wendy Spiegel: +1 800 745-8489/ David Hakensen: +1 952 681 3040


About Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programmes to help students of all ages learn at their own pace, in their own way. Almost all students in America learn from a Pearson programme at some point in their educational career. Some 25,000 US schools and one million teachers and students use Pearson technology to help instruct preK-12 students and manage how they are doing. Pearson provides schools with custom services to create, deliver, score and report educational assessments, both in print and online, that help promote learning. Pearson is the market leader in Higher Education in print and digital products and serves more than three million college students who are pursuing their courses online using our programmes and applications. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson Education is part of Pearson (LSE:
PSON; NYSE: PSO). In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 25 April 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary